KRAMER LEVIN NAFTALIS & FRANKEL LLP
MUNGER, TOLLES & OLSON LLP

February 26, 2016

VIA EDGAR

Nicholas P. Panos, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	PICO Holdings, Inc.
Amendment to Definitive Consent Statement filed on Schedule 14A
Filed February 26, 2016 by Leder Holdings, LLC, et al.
File No. 033-36383

Dear Mr. Panos:

On behalf of Leder Holdings LLC, LH Brokerage LLC, Leder Holdings Opportunity Fund LLC and Sean M. Leder (collectively, “Leder Holdings”), reference is made to the filing today of an amendment to the definitive consent materials filed on February 24, 2015 by Leder Holdings with the Securities and Exchange Commission (the “Commission”).

The amendment has been filed to provide for the possibility that fewer than four directors are removed from office pursuant to Proposal 2.  In this regard, we are being mindful of the position of the Staff that shareholders must be given the opportunity to vote on the removal of each individual director. A marked copy of the amendment is being filed on EDGAR and a PDF redline is being supplementally provided to the Staff via email.

If you have any questions or comments regarding the above, please call me at (212) 715-9280.

Very truly yours,

/s/ Abbe L. Dienstag

Abbe L. Dienstag
Kramer Levin Naftalis & Frankel LLP

/s/ Brett J. Rodda

Brett J. Rodda
Munger, Tolles & Olson LLP
(as to matters of California law)
cc:	Mr. Sean Leder